NATIONAL RETAIL FUND I

4020 S. 147th Street

Omaha, NE  68137

February 27, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N. E.

Washington D.C. 20549-0404

Re: National Retail Fund I Registration Statement on Form N-2 (file Number 333-150169)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), National Retail Fund I, a Delaware Trust (the “Registrant”), hereby requests that the Commission grant its application to withdraw the above referenced Registration Statement on Form N-2, initially filed with the Commission on April 9, 2008, together with all exhibits and amendments thereto (the “Registration Statement”).

The Registrant has abandoned registering the sale of the securities to be issued in the proposed Registration Statement.  The registrant confirms no securities have been sold pursuant to the Registration Statement.

Accordingly, the Trust respectfully request that the Commission grant an order for the withdrawal of the Registration and declare the withdrawal effective as soon as practicable.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 631-470-2616.

Very Truly Yours,

NATIONAL RETAIL FUND I

/s/ Emile Molineaux

By:   Emile Molineaux

Title: Secretary